HORIZON LINES HOLDING CORP.

HORIZON LINES, LLC

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

June 21, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W., Mailstop 3-5

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines Holding Corp. and Horizon Lines, LLC (collectively, the “Registrants”) Registration Statement on Form S-4 File No. 333-123681

Dear Ms. Williams:

We hereby withdraw our letter to the Securities and Exchange Commission dated June 20, 2005 requesting the acceleration of the effective date for the above referenced Registration Statement.

Please notify André Weiss of Schulte Roth & Zabel LLP, counsel to the Registrants, at (212) 756-2431 with any questions regarding this request.

HORIZON LINES HOLDING CORP.

By:	/S/ M. MARK URBANIA
M. Mark Urbania
Vice President and Chief Financial Officer

Securities and Exchange Commission

June 21, 2005

HORIZON LINES, LLC

By:	/S/ M. MARK URBANIA
M. Mark Urbania
Senior Vice President—Finance and Administration

cc: André Weiss, Schulte Roth & Zabel LLP